UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

922107 10 7

(CUSIP Number)

Joseph F. Army

President and Chief Executive Officer

Vapotherm, Inc.

100 Domain Drive

Exeter, New Hampshire 03833

(603) 658-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 922107 10 7	SCHEDULE 13D	Page 2 of 8

1	Name of Reporting Persons: Joseph F. Army
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 1,432,600
	8	Shared Voting Power 325,750
	9	Sole Dispositive Power 1,432,600
	10	Shared Dispositive Power 325,750

11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,758,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 6.5%
14	Type of Reporting Person: IN

(1)

Includes: (a) 1,142,112 shares of common stock held directly by the reporting person; (b) 281,254 shares of common stock issuable upon exercise of stock options within 60 days of November 28, 2022; (c) 9,234 shares of common stock issuable upon vesting of restricted stock units within 60 days of November 28, 2022; (d) 325,000 shares of common stock held by the Kimberly D. Army Revocable Trust; and (e) 250 shares of common stock issuable upon exercise of stock options and 500 shares of common stock issuable upon vesting of restricted stock units within 60 days of November 28, 2022 held by the Reporting Person’s spouse.

EXPLANATORY NOTE

Pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, Joseph F. Army, the President and Chief Executive Officer of Vapotherm, Inc., is required to file a statement containing the information required by Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) due to his recent acquisition and beneficial ownership of shares of common stock of Vapotherm, Inc. resulting in his beneficial ownership of greater than five percent of the common stock of Vapotherm, Inc.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Vapotherm, Inc., a Delaware corporation (“VAPO”). The address of the principal executive offices of VAPO is 100 Domain Drive, Exeter, New Hampshire 03833.

Item 2.	Identity and Background.

(a) The name of the reporting person is Joseph F. Army (the “Reporting Person”).

(b) The business address of the Reporting Person is 100 Domain Drive, Exeter, New Hampshire 03833.

(c) The principal occupation of the Reporting Person is President and Chief Executive Officer of VAPO at VAPO’s principal executive office located at 100 Domain Drive, Exeter, New Hampshire 03833. The Reporting Person also serves as a director of VAPO.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 28, 2022, the Reporting Person purchased 425,000 shares of VAPO common stock in at the market transactions and an additional 325,000 shares of VAPO common stock were purchased in at the market transactions by the Kimberly D. Army Revocable Trust, of which the Reporting Person is deemed to beneficially own by virtue of his relationship with Kimberly D. Army. The purchase price of these transactions was approximately $0.76 per share and the source and amount of funds used by the Reporting Person and the Kimberly D. Army Revocable Trust to acquire these additional shares were personal funds in the amount of approximately $570,000.

Item 4.	Purpose of Transaction.

The shares of VAPO common stock purchased on November 28, 2022 by the Reporting Person and the Kimberly D. Army Revocable Trust were purchased for general investment purposes. The Reporting Person and immediate family members and related entities of the Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of VAPO common stock or other securities of VAPO or engage in discussions with VAPO concerning further acquisitions of shares of VAPO common stock or other securities of VAPO or further investments in VAPO. The Reporting Person intends to review his investment in VAPO on a periodic basis and, depending upon the price and availability of shares of VAPO common stock or other securities of VAPO, subsequent developments affecting VAPO, VAPO’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in VAPO.

In addition, from time to time, the Reporting Person and his spouse who is also an employee of VAPO, may acquire beneficial ownership of additional shares of VAPO common stock or other securities of VAPO as compensation from VAPO, including, including, but not limited to, options to purchase shares of VAPO common stock, restricted stock units covering shares of VAPO common stock, performance stock units covering shares of VAPO common stock or other stock awards of shares of VAPO common stock.

Except as otherwise provided in this Item 4 and other than as to matters that the Reporting Person as a director and officer of VAPO may consider and discuss with other VAPO board members and officers from time to time, the Reporting Person is not aware of any present plans or proposals, which relate to or would result in:

•	the acquisition by any person of additional securities of VAPO or the disposition of securities of VAPO;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving VAPO;

•	a sale or transfer of a material amount of assets of VAPO;

•	any change in the present board of directors or management of VAPO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of VAPO;

•	any other material changes in VAPO’s business or corporate structure;

•	changes in VAPO’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of VAPO by any person;

•

causing a class of securities of VAPO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of VAPO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

(a) 1. Amount beneficially owned: The Reporting Person beneficially owns 1,758,350 shares of VAPO common stock, which includes (a) 1,142,112 shares of VAPO common stock held directly by the Reporting Person; (b) 281,254 shares of VAPO common stock issuable within 60 days of November 28, 2022 upon exercise of stock options held by the Reporting Person; (c) 9,234 shares of common stock issuable within 60 days of November 28, 2022 upon vesting of restricted stock units held by the Reporting Person; (d) 325,000 shares of common stock held by the Kimberly D. Army Revocable Trust; and (e) 250 shares of VAPO common stock issuable upon exercise of stock options and 500 shares of common stock issuable upon vesting of restricted stock units within 60 days of November 28, 2022 held by the Reporting Person’s spouse. The Reporting Person has sole voting and dispositive power over such shares, except for the shares held by the Kimberly D. Army Revocable Trust and the Reporting Person’s spouse, of which he shares voting and dispositive power.

2. Percent of class: 6.5%, as of November 28, 2022, based on 26,705,925 shares of VAPO common stock indicated as outstanding as of October 27, 2022 in VAPO’s most recently filed quarterly report on Form 10-Q for the quarterly period ended September 30, 2022.

(b) Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote	1,432,600
(ii) Shared power to vote or to direct the vote	325,750
(iii) Sole power to dispose or to direct the disposition of	1,432,600
(iv) Shared power to dispose or to direct the disposition of	325,750

(c) Other than the at the market transaction purchases effected on November 28, 2022 as reported in this Schedule 13D, the Reporting Person has not effected any other transactions in VAPO common stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of VAPO common stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person, together with certain other holders of VAPO common stock, is a party to a Tenth Amended and Restated Registration Rights Agreement which imposes certain affirmative obligations on VAPO and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them, and which agreement is filed as Exhibit 99.1 to this Schedule 13D.

The Reporting Person holds stock options to purchase an aggregate of 369,691 shares of VAPO common stock at exercise prices ranging between $12.16 and $26.86 per share, restricted stock units covering an aggregate of 18,467 shares of VAPO common stock, and performance stock units covering 159,343 shares of VAPO common stock, assuming target performance. In addition, the spouse of the Reporting Person holds stock options to purchase an aggregate of 250 shares of VAPO common stock at exercise prices ranging between $1.68 and $17.15 per share and restricted stock units covering 500 shares of VAPO common stock. The equity plan under which these equity awards have been granted and the form of award agreements representing these equity awards are filed as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 to this Schedule 13D.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of VAPO.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Tenth Amended and Restated Registration Rights Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Investors party thereto (previously filed as Exhibit 4.2 to the Registration Statement on Form S-1 filed by VAPO on October 19, 2018 (File No. 333-227897) and incorporated herein by reference).

99.2	Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to VAPO’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (File No. 001-38740) and incorporated herein by reference).

99.3	Form of Non-Statutory Employee Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.20 to the Registration Statement on Form S-1 filed by VAPO on November 5, 2018 (File No. 333-227897) and incorporated herein by reference).

Exhibit	Description

99.4	Form of Restricted Stock Unit Agreement for Employees who are Executive Officers pursuant to the Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.21 to VAPO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-38740) and incorporated herein by reference).

99.5	Form of Restricted Stock Unit Agreement for Employees who are Executive Officers pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to VAPO’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference).

99.6	Form of Performance Stock Unit Agreement for Executive Officers pursuant to the Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed by VAPO on January 4, 2022 (File No. 001-38740) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2022.

/s/ Joseph F. Army
Joseph F. Army